Exhibit 99.2

Broken Arrow Herbal Center, Inc. dba Hana Meds

Financial Statements

December 31, 2019

5300 N. Central #200 • Phoenix, Arizona 85012

602.776.6300 • 1.888.346.0072 • FAX: 602.279.4537 • WWW.PRICEKONG.COM

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INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Broken Arrow Herbal Center, Inc. dba Hana Meds

Tempe, Arizona

We have audited the accompanying financial statements Broken Arrow Herbal Center, Inc. dba Hana Meds (an Arizona nonprofit organization), which comprise the statement of financial position as of December 31, 2019, and the related statement of activities, functional expenses and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

5300 N. Central #200 • Phoenix, Arizona 85012

602.776.6300 • 1.888.346.0072 • FAX: 602.279.4537 • WWW.PRICEKONG.COM

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broken Arrow Herbal Center, Inc. dba Hana Meds as of December 31, 2019, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Price, Kong & Co., CPA’s, P.A.

Phoenix, Arizona

March 21, 2020

Broken Arrow Herbal Center, Inc. dba Hana Meds

Statement of Financial Position

December 31, 2019

ASSETS
Current Assets
Cash and cash equivalents	$187,998
Accounts receivable	11,140
Due from related party	3,452,783
Inventory	590,084
Prepaid expenses	8,424
Refundable deposit	47,500
Total Current Assets	4,297,929

Property and equipment, net	184,528

Total Assets	$4,482,457

LIABILITIES AND NET DEFICIT

Current Liabilities
Accounts payable	$12,671
Accrued expenses	73,420
Sales tax payable	42,757
Due to related party	5,248,074
Total Current Liabilities	5,376,922

Net Deficit
Without restrictions	(894,465)

Total Liabilities and Net Deficit	$4,482,457

The accompanying notes are an integral part of these financial statements.

Broken Arrow Herbal Center, Inc. dba Hana Meds

Statement of Activities

For the year ended December 31, 2019

Operating Revenue and Gains
Medicinal sales	$4,644,799
Other income	6,749
Total Revenue	4,651,548

Program and Supporting Service Expenses
Cost of medicinal sales	3,628,191
General and administrative	511,616

Total Program and Supporting Service Expenses	4,139,807

Change in Net Assets	511,741

Net Deficit - Beginning of Year	(1,406,206)

Net Deficit - End of Year	$(894,465)

The accompanying notes are an integral part of these financial statements.

Broken Arrow Herbal Center, Inc. dba Hana Meds

Statement of Functional Expenses

For the year ended December 31, 2019

	Cost of	General and
	Medicinal Sales	Administrative	Total

Direct materials	$1,274,343	$-	$1,274,343
Labor	1,054,427	212,034	1,266,461
Rent	566,423	36,184	602,607
Management fees	309,605	166,080	475,685
Utilities	276,944	6,797	283,741
Insurance	21,373	11,121	32,494
Professional fees	16,935	8,565	25,500
Licensing	23,063	-	23,063
Computer and internet	14,607	8,700	23,307
Office expenses	12,143	9,764	21,907
Travel and training	12,968	7,464	20,432
Advertising	-	18,521	18,521
Repairs and maintenance	-	8,852	8,852
Depreciation	6,202	-	6,202
Other	39,158	17,534	56,692
Total Expenses	$3,628,191	$511,616	$4,139,807

The accompanying notes are an integral part of these financial statements.

Broken Arrow Herbal Center, Inc. dba Hana Meds

Statement of Cash Flows

For the year ended December 31, 2019

Cash Flows from Operating Activities:
Change in net assets	$511,741
Adjustments to reconcile change in net assets to net cash provided by operating activities:
Depreciation expense	6,202
(Increase) decrease in operating assets:
Accounts receivable	(11,140)
Due from related party	(665,666)
Inventory	(520,088)
Prepaid expenses	(828)
Increase (decrease) in operating liabilities:
Accounts payable	(17,453)
Accrued expenses	47,520
Sales tax payable	11,419
Due to related party	976,733
Net cash provided by operating activities	338,440

Cash Flows from Investing Activities:
Purchase of property and equipment	(185,708)
Net cash used for investing activities	(185,708)

Net Change in Cash	152,732

Cash - Beginning of Year	35,266

Cash - End of Year	$187,998

The accompanying notes are an integral part of these financial statements.

Broken Arrow Herbal Center, Inc. dba Hana Meds

Notes to Financial Statements

December 31, 2019

NOTE 1 – NATURE OF ACTIVITIES

Broken Arrow Herbal Center, Inc. dba Hana Meds (the Organization, we, us, our) is an Arizona corporation operating on a not-for-profit basis that was incorporated in June 2011. The Organization’s mission is to function as a full service alternative health and wellness facility that provides medicinal cannabis and natural homeopathic remedies in a compassionate, safe and supportive environment for qualified patients and caregivers. To this end, the Organization operates as a medical marijuana dispensary and medical marijuana cultivation facility and health and wellness center, while at all times complying with the Arizona Medical Marijuana Act, Arizona Revised Statutes (A.R.S.) Title 36, Chapter 28 (the “Act”), and the rules and regulations propagated by the Arizona Department of Health Services (“DHS”) (the “Rules” thereunder).

DHS previously divided the State of Arizona into 126 distinct geographical regions known as “Community Health Analysis Areas” (each, a “CHAA”), and pursuant to the Act and the Rules allocated one dispensary registration certificate (“Certificate”) to each CHAA. A Certificate entitles the organization holding it to operate a retail dispensary and medical marijuana cultivation facility, subject to the conditions, restrictions and limitations set forth in the Act and the Rules.

The Organization’s operations are dependent on economic and legal conditions which affect the medicinal cannabis and health care industries, and changes in those conditions may affect the Organization’s continuing operations. While the nature of the Organization’s business is considered legalized and approved by the State of Arizona, it is considered to be an illegal activity under Federal law. Accordingly, certain additional risks and uncertainties are prevalent as discussed in the following notes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Organization have been prepared on the accrual basis of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenues and expenses which are applicable to future periods have been presented as deferred or prepaid on the accompanying statement of financial position.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles within the United States (“U.S. GAAP”) as promulgated by the Financial Accounting Standards Board (“FASB”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

Broken Arrow Herbal Center, Inc. dba Hana Meds

Notes to Financial Statements

December 31, 2019

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Organization considers all highly liquid instruments with an original maturity of three months or less to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are recorded at their net realizable value. The Organization provides for potentially uncollectible accounts receivable by use of the allowance method. The allowance is provided based upon a review of the individual accounts outstanding, prior history of uncollectible accounts, and existing economic conditions. Receivables past due more than 60 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

As of January 1, 2019, the accounts receivable balance was $0 and as of December 31, 2019, the accounts receivable balance was $11,140.

Inventories

Inventories are valued at the lower of cost (first in, first out basis) or market, and consist primarily of cannabis in the form of packaged flower, edibles and accessories. Inventory is required to be purchased from licensed growth facilities at normal market prices, donated from a licensed patient or caregiver of medicinal cannabis, or grown in the Organization’s licensed cultivation facility. For the year ended December 31, 2019, donated inventory totaled $0. The Organization employs the full-absorption costing method to account for inventory.

Property and Equipment

Property and equipment are stated at cost and depreciated on the straight-line method over their estimated useful lives, typically two to five years. Donated property and equipment are recorded at fair value at the date of donation. Such contributions of property are reported as net assets without donor restrictions, unless the donor has restricted the donated asset to a specific purpose. Assets donated with such restrictions are reported as contributions with donor restrictions. There were no donations of property and equipment during December 31, 2019. Property and equipment are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. Repairs that significantly extend the lives of property and equipment are capitalized, while routine repairs and maintenance are expensed when incurred. Upon sale or disposal, the costs and related accumulated depreciation and amortization are removed and any resulting gain or loss is recognized in income.

Advertising

The Organization expenses advertising and marketing as incurred. Advertising and marketing expense was for the year ended December 31, 2019.

Broken Arrow Herbal Center, Inc. dba Hana Meds

Notes to Financial Statements

December 31, 2019

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Concentrations of Credit Risk

The Organization maintains its cash accounts in various deposit accounts, the balances of which may periodically be in excess of federal insurable limits during the ordinary course of business.

Compensated Absences

We believe that any liability for accrued compensated absences is not significant to the financial statements and therefore, there has been no accrual for compensated absences.

Functional Allocation of Expenses

The costs of program and supporting services activities have been summarized on a functional basis in the statement of activities. The statement of functional expenses present the natural classification detail of expenses by function. Accordingly, certain costs have been allocated among the program and supporting services benefited.

These expenses require allocation on a reasonable basis that is consistently applied. The expenses that are allocated include rent, office expenses, and repairs and maintenance, which are allocated on a square footage basis, as well as professional and legal fees, salaries and wages, and other, which are allocated on the basis of estimates of time and effort.

Net Assets (Deficits)

Net assets (deficits), revenue, gains, and losses are classified based on the existence or absence of donor, grantor, or agency-imposed restrictions. Accordingly, net assets (deficits) and changes therein are classified and reported as follows:

Net Assets (Deficits) without Restrictions – Net assets available for use in general operations and not subject to donor (or grantor/agency) restrictions.

Net Assets with Restrictions – Net assets subject to donor (or certain grantor/agency) imposed restrictions. Some donor-imposed restrictions are temporary in nature, such as those that will be met by the passage of time or other events specified by the donor. Other donor-imposed restrictions are perpetual in nature, where the donor stipulates that resources be maintained in perpetuity. There were no net assets with restrictions as of and for the year ended December 31, 2019.

Contributions

The Organization accounts for contributions in accordance with U.S. GAAP, wherein, contributions received are recorded as increases in net assets with donor restrictions and without donor restrictions. Contributions of donated non-cash assets are recorded at their fair values in the period received. Arizona law allows for legal caregivers and qualified patients to make non- cash contributions of inventory; however, no such contributions were recorded on these financial statements.

Broken Arrow Herbal Center, Inc. dba Hana Meds

Notes to Financial Statements

December 31, 2019

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Contributions - continued

The Organization records net assets with donor restrictions, whose restrictions are satisfied in the same reporting period, as net assets without donor restrictions when received. There were no contributions recognized during the year ended December 31, 2019.

Contributions of donated services that create or enhance non-financial assets or that require specialized skills by individuals possessing those skills that would typically need to be purchased if not provided by donation are recorded at their fair values in the period received. No such donated services have been recognized for the year ended December 31, 2019.

Sales Tax and Other Taxes

We collect various taxes from customers and are responsible to remit these amounts to applicable taxing authorities. The Organization’s accounting policy is to exclude these taxes from revenue and cost of sales.

Income Taxes

In accordance with the Act, the Organization is a registered nonprofit entity under Arizona law, and therefore is not subject to state income tax. Due to the nature of the Organization’s activities under Federal law, the Organization is considered unable to qualify as a tax exempt organization under Section 501 of the Internal Revenue Code of 1986, as amended (the “Code”).

Moreover, pursuant to Section 280E of the Code, the Organization may not be permitted to take tax deductions for certain operating expenses. Because the Organization is not a nonprofit entity under Federal law, it is therefore subject to Federal income tax. Furthermore, costs of medicinal sales are the only deductible expenses under Federal case law. We believe that the guidance under Code Section 280E has been appropriately applied.

U.S. GAAP, imposes a threshold for determining when an income tax benefit can be recognized. The threshold imposed for financial statement reporting is generally higher than the threshold imposed for claiming deductions in income tax returns. There is no liability, asset, or provision for income taxes reported by the Organization as a result of applying this threshold.

The Organization adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Organization may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.

Broken Arrow Herbal Center, Inc. dba Hana Meds

Notes to Financial Statements

December 31, 2019

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Income Taxes - continued

The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de- recognition, classification, interest and penalties on income taxes, and accounting in interim periods. As a result of implementation of this guidance, management believes that any uncertainties do not represent a significant liability.

In the normal course of business, the Organization is subject to examination by taxing authorities. Generally, the Organization is no longer subject to examinations for income tax returns filed more than three years ago.

Deferred Tax Asset

As of December 31, 2019, the Organization has accumulated net operating losses available to offset future taxable income totaling $245,558. Generally, this would result in the recognition of a deferred tax asset, however due to the uncertainties of future tax laws with respect to the industry, management has elected to allow for any deferred assets and therefore $0 has been recognized in these financial statements.

Adoption of New Accounting Standard

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Organization adopted the new standard effective January 1, 2019, the first day of the Organization’s fiscal year using the modified retrospective approach. The impact of adopting this ASU was not material to the financial statements.

Revenue Recognition

The Organization derives its revenues primarily from the sale of medicinal marijuana, CBD, and related products. Revenues are recognized at a point in time when control of these products is transferred to its customers, in an amount that reflects the consideration the Organization expects to be entitled to in exchange for those products. Sales and other taxes the Organization collects concurrent with revenue-producing activities are excluded from revenue. Any shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Organization does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract will be expenses as incurred when the amortization period is less than a year.

Broken Arrow Herbal Center, Inc. dba Hana Meds

Notes to Financial Statements

December 31, 2019

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Variable Consideration

The nature of the Organization’s business gives rise to variable consideration, including rebates, allowances, and returns that generally decrease the transaction price which reduces revenue. These variable amounts are generally credited to the customer, based on achieving certain levels of sales activity, product returns or price concessions.

Variable consideration is estimated at the most likely amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

The Organization determined that no reserve was necessary for variable consideration based on its historical experience.

Recent Accounting Pronouncements - Leases

In February 2016, the FASB issued a new standard related to leases to increase transparency and comparability among organizations by requiring recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP with lease terms of more than 12 months.

Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Organization will be required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available. The standard will be effective for the Organization beginning January 1, 2021, with early adoption permitted. The Organization is continuing to evaluate the new guidance.

Subsequent Events

Subsequent events have been evaluated through March 21, 2020, which is the date the financial statements were available to be issued.

NOTE 3 – LIQUIDITY AND AVAILABILITY

The Organization has approximately $778,000 of financial assets available within one year of the statement of financial position date to meet cash needs for general expenditure, consisting of cash of $187,998, and inventory of $590,084. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the statement of financial position date.

Broken Arrow Herbal Center, Inc. dba Hana Meds

Notes to Financial Statements

December 31, 2019

NOTE 3 – LIQUIDITY AND AVAILABILITY – continued

Management has a goal to maintain financial assets, which consist of cash and inventory, on hand to meet 60 days of normal operating expenses, which are, on average, approximately $742,000. Management has a policy to structure financial assets to be available as general expenditures, liabilities, and other obligations come due.

NOTE 4 – INVENTORIES

Components of the Organization’s inventories as of December 31, 2019, consist of the following:

Flower	$522,917
Concentrates	51,610
Edibles	8,442
Accessories	2,988
Tinctures	2,136
Topicals	1,991
Total inventory	$590,084

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2019 are summarized as follows:

Equipment	$82,787
Less: Accumulated depreciation	(22,777)
Net, depreciable property and equipment	60,010
Construction in progress	124,518
Net, property and equipment	$184,528

Depreciation expense for the year ended December 31, 2019, totaled $6,202.

NOTE 6 – RELATED PARTY TRANSACTIONS

Due to Related Party – AC Management

The Organization entered into a management agreement with a company that is owned by certain members of the Organization’s Board of Directors. The management agreement calls for the Organization to reimburse all costs incurred. The agreement also calls for the payment of management fees of no less than 15% of revenues. Management fees expensed during 2019 totaled $475,685, a portion of which was allocated to cost of goods sold. As of December 31, 2019, the amount due to the management company was $5,248,074 and is reported as due to related party.

Broken Arrow Herbal Center, Inc. dba Hana Meds

Notes to Financial Statements

December 31, 2019

NOTE 6 – RELATED PARTY TRANSACTIONS – continued

Due from Related Party – CJK, Inc.

The Organization occasionally makes sales to and purchases from a related dispensary with common management, officers, and board members. The medicinal sales to and purchases from the related dispensary totaled $1,454,517 and $775,293, respectively, for the year ended December 31, 2019. As of December 31, 2019, the amount due from the related dispensary totaled $3,452,783 and is reported as due from related party.

NOTE 7 – OPERATING LEASES

The Organization has non-cancelable operating leases expiring in April 2040 with monthly payments of $3,500 and $40,000, for the Green Valley and Chino Valley buildings, respectively.

Future minimum rental payments on the non-cancelable leases are as follows as of December 31,

2019	$522,000
2020	522,000
2021	522,000
2022	522,000
2023	522,000
Thereafter	8,004,000
Total	$10,614,000

The total rental expense for the year ending December 31, 2019 was $602,607, a portion of which has been allocated to cost of medicinal sales.

NOTE 8 – CONTINGENCIES

Periodically, the Organization may be contingently liable with respect to claims incidental to the ordinary course of its operations. In the opinion of management, and based on management’s consultation with legal counsel, the ultimate outcome of such matters will not have a materially adverse effect on the Organization. Accordingly, no provision has been made in the accompanying financial statements for losses, if any, which might result from the ultimate disposition of these matters should they arise.

Because the Organization is considered to be participating in an illegal activity under Federal law, all of the Organization’s assets are at risk of seizure or confiscation by Federal governmental agencies. However, management believes this is unlikely to occur.

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